# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aterian, Inc., CIK 0001757715
CUSIP: 02156U200
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 350 SPRINGFIELD AVENUE, SUITE #200, SUMMIT, New Jersey (NJ), 07901
Date of event which requires filing of this statement: 09/25/2026
Filed by CIK 0002157391
Persons authorized to receive notices and communications: CHANG WOEI JIANN, NO. 03-03, BLOK 68, TAMAN UNGKU TUN AMINAH, SKUDAI, Malaysia (N8), 81300, 852 69304427

## Reporting persons
- Chang Woei Jiann (CIK 0002157391): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: other (OO); sole voting power 26,121,180; shared voting power 0; sole dispositive power 26,121,180; shared dispositive power 0; aggregate amount beneficially owned 26,121,180 (10% of the class)
  Comment: The figure in Item 13 is based upon 261,129,410 shares of common stock, $0.0001 par value per share (the "Common Stock") of Aterian, Inc. (the "Issuer") outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Aterian, Inc.
Address of issuer's principal executive offices: 350 SPRINGFIELD AVENUE, SUITE #200, SUMMIT, New Jersey (NJ), 07901

## Item 2. Identity and Background
Name of person filing: This statement is filed by Chang Woei Jiann (the "Reporting Person"). The Reporting Person beneficially owns approximately 10.00% of the outstanding Common Stock of the Issuer.
Residence or business address: The principal business address of the Reporting Person is No. 03-03, Blok 68, Taman Ungku Tun Aminah, Skudai, Malaysia 81300.
Present principal occupation or employment: See (a)
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Chang Woei Jiann is a citizen of Malaysia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 1, 2026, the Reporting Person, as one of the multiple purchasers, entered into a Securities Purchase Agreement (the "SPA") with David E. Lazar (the "Seller"), the then controlling shareholder of the Issuer, pursuant to which the Reporting Person agreed to purchase, in a private transaction, 193,347 shares of Series AAA Preferred Stock of the Issuer, which were subsequently converted into 26,121,180 shares of Common Stock of the Issuer, from the Seller for an aggregate purchase price of $1,296,000. The transactions contemplated by the SPA occurred on September 25, 2026. In connection with the closing of the transaction contemplated by the SPA, William H Crampton was appointed to serve as a member of the board of directors of the Issuer (the "Board") to fill in the vacancy due to the resignation of the Avraham Ben-Tzv.
The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, which is filed as Exhibit 99.1 hereto.
Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional Common Stock or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise. Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above. The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (i) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference into this Item 5(a). The aggregate number and percentage of Common Stock of the Issuer beneficially or directly owned by the Reporting Person is based upon the 261,129,410 shares of the outstanding Common Stock of the Issuer. The Reporting Person beneficially owns 26,121,180 shares of Common Stock of the Issuer, representing approximately 10.00% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference into this Item 5(b). The beneficial ownership of the Reporting Person is 26,121,180 shares of Common Stock of the Issuer, representing approximately 10.00% of the outstanding Common Stock of the Issuer.
Transactions in the class effected during the past sixty days: Other than the purchase of the Common Stock of the Issuer as reported in this Schedule 13D, no transactions in the Common Stock were effected during the past sixty (60) days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Form of Securities Purchase Agreement, dated as of September 1, 2026.

## Signatures
- Chang Woei Jiann: /s/ Chang Woei Jiann, Chang Woei Jiann (10/02/2026)